SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Federal-Mogul Holdings Corporation
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

313549 404
(CUSIP Number)

Jesse A. Lynn, Esq.
General Counsel
Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4380
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 26, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 313549 404

1            NAME OF REPORTING PERSON
IEH FM Holdings LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
138,590,141

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
138,590,141

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
138,590,141

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
81.99%

14            TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 313549 404

1            NAME OF REPORTING PERSON
American Entertainment Properties Corp.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
138,590,141

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
138,590,141

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
138,590,141

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
81.99%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 313549 404

1            NAME OF REPORTING PERSON
Icahn Building LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
138,590,141

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
138,590,141

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
138,590,141

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
81.99%

14            TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 313549 404

1            NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
138,590,141

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
138,590,141

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
138,590,141

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
81.99%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 313549 404

1            NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
138,590,141

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
138,590,141

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
138,590,141

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
81.99%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 313549 404

1            NAME OF REPORTING PERSON
Beckton Corp.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
138,590,141

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
138,590,141

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
138,590,141

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
81.99%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 313549 404

1            NAME OF REPORTING PERSON
Carl C. Icahn

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
138,590,141

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
138,590,141

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
138,590,141

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
81.99%

14            TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on January 7, 2008, as previously amended (the "Initial 13D"), by the Reporting Persons with respect to the shares of Common Stock, par value $0.01 (the "Shares"), issued by Federal-Mogul Holdings Corporation (the "Issuer"), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 2.  Identity and Background

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Initial 13D is hereby amended to add the following:

The aggregate purchase price of the Shares purchased by FM Holdings in the Rights Offering, as described in Item 4 below, was $229,837,869.80. The source of funding for the Shares purchased by FM Holdings in the Rights Offering was the general working capital of Icahn Enterprises Holdings.

Item 4.  Purpose of Transaction

Item 4 of the Initial 13D is hereby amended by adding the following:

On March 26, 2015, FM Holdings acquired 17,478,165 Shares, at a price per Share of $13.15, upon exercise of the basic subscription rights and oversubscription rights allocated to FM Holdings in the rights offering conducted by the Issuer, which expired on March 23, 2015 (the "Rights Offering").

Item 5.  Interest in Securities of the Issuer

Item 5 of the Initial 13D is hereby amended and restated in its entirety to read as follows:

(a) Following the expiration of the Rights Offering, the Reporting Persons may be deemed to beneficially own, in the aggregate, 138,590,141 Shares, representing approximately 81.99% of the Issuer's outstanding Shares (based upon: (i) the 150,029,244 Shares stated to be outstanding as of March 6, 2015 by the Issuer in the Issuer's prospectus supplement relating to the Rights Offering, filed with the Securities and Exchange Commission on March 6, 2015; and (ii) the 19,011,407 Shares issued in connection with the Rights Offering).

(b) FM Holdings has sole voting power and sole dispositive power with regard to 138,590,141 Shares. Each of AEP, Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of AEP, Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to FM Holdings (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which FM Holdings directly beneficially owns. Each of AEP, Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) Except as set forth above in Item 4, the Reporting Persons have not effected any transactions with respect to Shares during the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

       Item 6 of the Initial 13D is hereby amended by adding the following:

The disclosure set forth above in Item 4 is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2015

IEH FM HOLDINGS LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By:            /s/ SungHwan Cho
Name:  SungHwan Cho
Title:  Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:            /s/ SungHwan Cho
Name:  SungHwan Cho
Title:  Chief Financial Officer

ICAHN BUILDING LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By:            /s/ SungHwan Cho
Name:  SungHwan Cho
Title:  Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:            /s/ SungHwan Cho
Name:  SungHwan Cho
Title:  Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:            /s/ SungHwan Cho
Name:  SungHwan Cho
Title:  Chief Financial Officer

BECKTON CORP.

By:            /s/ Edward E. Mattner
Name:  Edward E. Mattner
Title:  Authorized Signatory

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Amendment No. 9 to Schedule 13D – Federal-Mogul Holdings Corporation]